January 27, 2011
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:	Lauren Nguyen Attorney-Advisor

Re:	Astronics Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 Definitive Proxy Statement on Schedule 14-A Filed March 25, 2010 Commission file no. 000-07087
Dear Ms. Nguyen:
By this letter, Astronics Corporation (the “Company”) is responding to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our Annual report on Form 10-K for the year ended December 31, 2009 as filed with the Commission on March 1, 2010 and our Proxy Statement of Schedule 14A filed with the Commission on March 25, 2010. These additional comments were set forth in the letter of comment from the Commission dated January 14, 2011. By letter dated January 10, 2011 (the “January 10 Letter”), the Company had previously responded to the Staff’s letter of comment dated December 29, 2010 with respect to these filings.
The Company’s responses to the Staff’s letter of comment dated January 14, 2011 have been titled and numbered to correspond to those of such comment letter.
Please note that our undertakings below to incorporate additional disclosure requests in future filings refers to filings made on or after the date of this letter.

January 27, 2011

Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 10
Compensation Discussion and Analysis, page 10
Staff Comment
1. We note your response to our prior comment 1 that benchmarking to the compensation levels of other particular companies is not material to your compensation policies and decisions. However, in your response to our prior comment 1, you also state that you review information assembled by an independent consulting company “to discern what companies of similar size and industry are providing” and, in your response to our prior comment 2, you state that your compensation committee utilizes compensation data “with respect to total compensation paid by similar sized companies to its executives and available information with respect to the aerospace and defense industry.” Furthermore, in your disclosure on page 10 of your proxy statement, you state that your compensation objective is to compensate your executive officers at a base level that is competitive with salaries near the average salaries paid by companies of similar size and nature. Please explain to us how your review of the comparable companies is not material to your executive compensation analysis. Please also confirm that in future filings you will list the companies to which you benchmark. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Compliance & Disclosure Interpretations.
Company Response:
1. In the January 10 Letter, the Company acknowledged that it does consult broad-based compensation data to discern what companies of similar size and industry are providing. This survey may include data from as many as 200 companies. In fact, data from 178 companies was included in the most recent survey. The data from no single company or subgroup of these companies is given any special weight by the Compensation Committee or Board of Directors in making compensation decisions, and the Company does not compare its compensation levels to any peer group. The data is used to gain a general understanding of the marketplace and generally is not material to the ultimate decisions made by the Compensation Committee or the Board of Directors, as the case may be. In addition, as set forth in the Answer to Question 118.05 of Compliance & Disclosure Interpretations, benchmarking “would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices.” Based on this definition, the Company does not believe that its compensation practices constitute “benchmarking.”
The Company confirms that in future filings it will disclose its limited use of the third party survey data as a factor in its compensation decisions as part of its Compensation Disclosure and Analysis.

January 27, 2011

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Filings”); (ii) Staff comments or changes to the Company’s disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the commission from taking any action with respect to any Filings and (iii) the Company may not assert Staff comments as a defense to in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, ASTRONICS CORPORATION
By:	/s/ David C. Burney
David C. Burney
Vice President and Chief Financial Officer

cc:	John B. Drenning, Esq. Robert J. Olivieri, Esq. Michael Murray